UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-41831

Globavend Holdings Limited

(Registrant’s Name)

Office 1401, Level 14, 197 St Georges Tce,

Perth, WA 6000,

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Entry into a Material Definitive Agreement

On June 16, 2026, Globavend Holdings Limited, a Cayman Islands exempted company (the “Company”) entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd., a Cayman Islands exempted company (the “Investor”), pursuant to which the Investor has agreed to purchase up to $20 million (the “Commitment Amount”) of the Company’s ordinary shares, par value of $0.20 per share (the “Ordinary Shares”), over the course of 36 months after the date of the SEPA upon notice (each an “Advance Notice”) from the Company from time to time (each such occurrence, an “Advance”), subject to the restrictions and satisfaction of the conditions in the SEPA.

Subject to certain terms and conditions, which include the Company filing a registration statement registering the resale of the Ordinary Shares issued or to be sold by the Company to the Investor under the SEPA (the “Registration Statement”), the purchase price of the Ordinary Shares sold to the Investor will be, at the selection of the Company, either (1) 93% of the volume-weighted average price (the “VWAP”) of the Ordinary Shares commencing upon receipt by the Company of written confirmation of receipt of an Advance Notice by the Investor and ending on 4:00 p.m. New York Time on the same trading day (the “Option 1 Period”), or (2) 96% of the lowest daily VWAP of the Ordinary Shares during the three consecutive trading days commencing on the date of such Advance Notice.

Under the terms of the SEPA, the Company will determine the timing and number of shares sold through the delivery of Advance Notices to the Investor. An Advance Notice may not direct the Investor to purchase a number of Ordinary Shares exceeding 100% of the average of the daily trading volume of Ordinary Shares on the Nasdaq Capital Market (“Nasdaq”) during the five consecutive trading day-period immediately preceding an Advance Notice. There are no mandatory minimum Advance under the SEPA, although the Company may elect to set forth a minimum price in each Advance Notice, and no non-usage fees for not utilizing the Commitment Amount. If the Company selects an Option 1 Period and the number of Ordinary Shares traded on Nasdaq during such period is less than the number of Ordinary Shares subject to the Advance divided by 0.3, then the number of Ordinary Shares for such Advance will be reduced by the lesser of (i) 30% of the trading volume of the Ordinary Shares during such period or (ii) the number of Ordinary Shares sold by the Investor during such period. In addition, the Investor’s obligation to purchase Ordinary Shares under the SEPA is limited to a number of Ordinary Shares that would result in the Investor and its affiliates beneficially owning no greater than 4.99% of outstanding Ordinary Shares.

In accordance with the SEPA, the Company has paid the Investor a structuring fee in the amount of $35,000 and will pay a commitment fee of $200,000 by the earlier of September 16, 2026 or five business days following the effective date of the Registration Statement. There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the SEPA other than a prohibition on entering into “Variable Rate Transactions” (as such term is defined in the SEPA), other than with the Investor, until the SEPA is no longer in effect.

This Report on Form 6-K (this “Report”) shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The SEPA contains customary representations, warranties, covenants, closing conditions and indemnification provisions. Sales of Ordinary Shares under the SEPA may commence only after certain conditions have been satisfied, including the effectiveness of the Registration Statement.

The proceeds from the sale of the Ordinary Shares by the Company to the Investor shall be used by the Company in the manner as will be set forth in the Prospectus included in the Registration Statement (and any post-effective amendment or prospectus supplement thereto) filed pursuant to the SEPA.

The foregoing description of the SEPA does not purport to be complete and is qualified in its entirety by the full text of the SEPA, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

This Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this Report that are not statements of historical fact, including those related to the SEPA, may be deemed forward-looking statements. Words such as “continue,” “will,” “may,” “could,” “should,” “expect,” “expected,” “plans,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, many of which are generally outside the control of the Company and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, the Company’s ability to register the Ordinary Shares on the Registration Statement and successfully utilize the SEPA. Additional examples of such risks and uncertainties include, but are not limited to (i) the Company’s ability to successfully manage and integrate any joint ventures, acquisitions of businesses, solutions or technologies; (ii) unanticipated operating costs, transaction costs and actual or contingent liabilities; (iii) the ability to attract and retain qualified employees and key personnel; (iv) adverse effects of increased competition on the Company’s current and future businesses; (v) the risk that changes in consumer behavior could adversely affect the Company’s business; (vi) the Company’s ability to protect its intellectual property; and (vii) local, industry and general business and economic conditions. Additional factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements can be found in the most recent annual report on Form 20-F and reports on Form 6-K filed by the Company with the U.S. Securities and Exchange Commission. The Company anticipates that subsequent events and developments may cause its plans, intentions and expectations to change. The Company assumes no obligation, and it specifically disclaims any intention or obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law. Forward-looking statements speak only as of the date they are made and should not be relied upon as representing the Company’s plans and expectations as of any subsequent date.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Standby Equity Purchase Agreement, dated as of June 16, 2026, entered into by and between Globavend Holdings Limited and YA II PN, Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAVEND HOLDINGS LIMITED

By:	/s/ Kai Man Fung
Name:	Kai Man Fung
Title:	Chairman of the Board

Date: June 18, 2026

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